UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934, as Amended

(Amendment No. 6)*

Opexa Therapeutics, Inc. (formerly PharmaFrontiers Corp.)

(Name of Issuer)

Common Shares, $0.01 par value per share (Title of Class of Securities)

7171EN 10 6 (CUSIP Number)

Scott B. Seaman, Executive Director

Albert and Margaret Alkek Foundation

1100 Louisiana, Suite 5250

Houston, Texas 77002

713-652-6601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2011 – July 25, 2012 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Albert and Margaret Alkek Foundation 76-0491186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,307,965 shares (1)
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 2,307,965 shares (1)
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,965 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.647%
14	TYPE OF REPORTING PERSON CO

(1)	Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 875,000 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

2.

1	NAME OF REPORTING PERSON Alkek & Williams Ventures Ltd. 76-0490821
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 1,865,814 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 1,865,814 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,814 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.750%
14	TYPE OF REPORTING PERSON PN

(1)	Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 1,025,000 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

3.

1	NAME OF REPORTING PERSON Daniel C. Arnold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 26,667 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 26,667 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,667 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.116%
14	TYPE OF REPORTING PERSON IN

4.

1	NAME OF REPORTING PERSON Joe M. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 50,000 shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 50,000 shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.217%
14	TYPE OF REPORTING PERSON IN

5.

1	NAME OF REPORTING PERSON Chaswil, Ltd. 76-0491185
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 1,865,814 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 1,865,814 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,814 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.750%
14	TYPE OF REPORTING PERSON PN

(1)	Includes ownership of 1,865,814 shares of Common Stock of the Issuer, including several warrants and convertible notes held by Alkek & Williams Ventures Ltd. See Item 5 of this Schedule 13D/A.

6.

1	NAME OF REPORTING PERSON DLD Family Investments, LLC 76-0656566
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 1,709,593 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 1,709,593 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,593 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.137%
14	TYPE OF REPORTING PERSON OO

(1)	Includes ownership of several warrants and convertible notes held by the reporting person to purchase an aggregate of 905,000 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

7.

1	NAME OF REPORTING PERSON Scott B. Seaman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 218,494 shares (1)
	8	SHARED VOTING POWER: 1,865,814 shares (2)
	9	SOLE DISPOSITIVE POWER: 218,494 shares (1)
	10	SHARED DISPOSITIVE POWER: 1,865,814 shares (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,308 shares (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.596%
14	TYPE OF REPORTING PERSON IN

(1)	Includes ownership of several warrants and director options held by the reporting person to purchase an aggregate of 174,839 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.
(2)	Includes ownership of 1,865,814 shares of Common Stock of the Issuer, including several warrants and convertible notes, held by Alkek & Williams Ventures Ltd. See Item 5 of this Schedule 13D/A.

8.

1	NAME OF REPORTING PERSON Randa Duncan Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 shares
	8	SHARED VOTING POWER: 1,709,593 shares (1)
	9	SOLE DISPOSITIVE POWER: 0 shares
	10	SHARED DISPOSITIVE POWER: 1,709,593 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,709,593 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.137%
14	TYPE OF REPORTING PERSON IN

(1)	Includes ownership of several warrants and convertible notes held by DLD Family Investments, LLC to purchase an aggregate of 905,000 shares of Common Stock of the Issuer. See Item 5 of this Schedule 13D/A.

9.

All capitalized terms used herein and not otherwise defined shall have the meanings given to them in this Schedule 13D, as amended.

Item 1.	Security and Issuer

This Amendment relates to common stock, $0.01 par value per share (the "Common Stock"), of Opexa Therapeutics, Inc., a Texas corporation (formerly PharmaFrontiers Corp.) (the "Issuer"). The Issuer's principal executive offices are located at 2635 N. Crescent Ridge Drive, The Woodlands, Texas, 77381.

Item 2.	Identity and Background

(a) This Amendment is being filed by Albert and Margaret Alkek Foundation ("Foundation"), Alkek & Williams Ventures Ltd., a Texas limited partnership ("Ventures"), Daniel C. Arnold, an individual residing in the State of Texas ("Mr. Arnold"), Joe M. Bailey, an individual residing in the State of Texas ("Mr. Bailey"), Chaswil, Ltd., a Texas limited partnership ("Chaswil"), DLD Family Investments, LLC, a Texas limited liability company ("DLD"), Scott B. Seaman, an individual residing in the State of Texas ("Mr. Seaman"), and Randa Duncan Williams, an individual residing in the State of Texas ("Ms. Williams") (collectively the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 24, 2006, a copy of which is filed as Exhibit 1 to this Schedule 13D as originally filed.

(b) The mailing address for Mr. Seaman is 1100 Louisiana, Suite 5250, Houston, Texas 77002. The mailing address for Mr. Arnold is 1001 Fannin, Suite 720, Houston, TX 77002-6707. The mailing address for Mr. Bailey is P.O. Box 488, Flatonia, TX 78941.

(c) Except for Chaswil and Ms. Williams, each of the Reporting Persons is a shareholder of the Issuer. Information regarding the directors of Foundation, Ventures and Chaswil is set forth in Annex I to the originally filed Schedule 13D, which is amended hereby.

(d) and (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the individuals named in Annex I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

(f) Messrs. Seaman, Arnold and Bailey and Ms. Williams are citizens of the United States of America. The Foundation, Ventures, Chaswil and DLD are organized in the State of Texas.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock and other securities purchased by the Reporting Persons were purchased from personal and/or internal funds.

Item 4.	Purpose of Transactions

This information set forth below should be read in conjunction with information under Item 4 in the original and prior amendments to this Schedule 13D.

10.

This Amendment primarily relates to shares of Common Stock, Warrants and Convertible Notes of the Issuer acquired by three of the Reporting Persons in two offerings by the Issuer. The first was a public offering of 4,146,500 shares of Common Stock plus Series H warrants to purchase 1,658,600 shares of Common Stock with an exercise price of $2.61 per share that closed on February 11, 2011. In that offering DLD purchased, at a price of $2.05 per unit, 200,000 shares of Common Stock and warrants to purchase 80,000 shares of Common Stock. The second was a private offering of approximately $4,100,000 of secured convertible notes convertible into 8% Series A Convertible Preferred Stock of the Issuer (“Series A Preferred Stock”), which is further convertible into Common Stock at a price of $0.80 per share, plus Series I warrants to purchase 3,843,750 shares of Common Stock with an exercise price of $1.25 per share that had a final close on July 25, 2012. In that offering, the Foundation purchased $300,000 of the notes convertible into 3,000 shares of Series A Preferred Stock, which is further convertible into 375,000 shares of Common Stock and warrants to purchase 281,250 shares of Common Stock. Ventures purchased $500,000 of the notes convertible into 5,000 shares of Series A Preferred Stock, which is further convertible into 625,000 shares of Common Stock and warrants to purchase 468,750 shares of Common Stock. DLD purchased $500,000 of the notes convertible into 5,000 shares of Series A Preferred Stock, which is further convertible into 625,000 shares of Common Stock and warrants to purchase 468,750 shares of Common Stock. All of the purchases were made for investment.

Item 5.	Interest in Securities of the Issuer

The information set forth below should be read in conjunction with information under Item 5 in the original and prior amendments of this Schedule 13D.

(a) The Foundation is now the beneficial owner of 2,307,965 shares of Common Stock. Except as otherwise noted below, these shares are comprised of (i) 1,432,965 shares held of record by the Foundation, (ii) 250,000 shares underlying Series E warrants exercisable at $2.00 per share, (iii) 250,000 shares underlying Series G warrants exercisable at $0.75 per share, (iv) 281,250 shares underlying Series I warrants exercisable at $1.25 per share, all of which have been excluded because they may not be exercised until January 25, 2013 and (v) 375,000 shares underlying convertible notes and Series A Preferred Stock with a conversion price of $0.80 per share. This beneficial ownership constitutes 9.647% of the Common Stock.

Ventures is now the beneficial owner of 1,865,814 shares of Common Stock. Except as otherwise noted below, these shares are comprised of (i) 840,814 shares held of record by Ventures, (ii) 200,000 shares under Series E warrants exercisable at $2.00 per share, (iii) 200,000 shares underlying Series G warrants exercisable at $0.75 per share, (iv) 468,750 shares underlying Series I warrants exercisable at $1.25 per share, all of which have been excluded because they may not be exercised until January 25, 2013 and (v) 625,000 shares underlying convertible notes and Series A Preferred Stock with a conversion price of $0.80 per share. This beneficial ownership constitutes 7.750% of the Common Stock.

Chaswil is deemed to be the beneficial owner of the shares and warrants owned by Ventures since it is the controlling manager of Ventures and possesses voting power and dispositive power over shares owned by Ventures. As stated above, this beneficial ownership constitutes 7.750% of the Common Stock.

Mr. Arnold is the beneficial owner of 26,667 shares of Common Stock. This beneficial ownership constitutes 0.116% of the Common Stock.

Mr. Bailey is the beneficial owner of 50,000 shares of Common Stock. This beneficial ownership constitutes 0.217% of the Common Stock.

DLD is the beneficial owner of 1,709,593 shares of Common Stock. Except as otherwise noted below, these shares are comprised of (i) 804,593 shares held of record by DLD, (ii) 100,000 shares under Series E warrants exercisable at $2.00 per share, (iii) 100,000 shares underlying Series G warrants exercisable at $0.75 per share, (iv) 80,000 shares underlying Series H warrants exercisable at $2.61 per share, and (v) 468,750 shares underlying Series I warrants exercisable at $1.25 per share, all of which have been excluded because they may not be exercised until January 25, 2013 and (vi) 625,000 shares underlying convertible notes and Series A Preferred Stock with a conversion price of $0.80 per share. This beneficial ownership constitutes 7.137% of the Common Stock.

Mr. Seaman is the beneficial owner of 2,084,308 shares. These shares are comprised of (i) 43,655 shares held of record by Mr. Seaman, (ii) 10,000 shares under Series E warrants exercisable at $2.50 per share, (iii) 164,839 shares under director stock options exercisable at prices between $0.47 and $9.50 per share, and (iv) 1,865,814 shares beneficially owned by Ventures with respect to which Mr. Seaman possesses shared voting and investment power. This beneficial ownership constitutes 8.596% of the Common Stock.

11.

Ms. Williams is a principal of DLD and may be deemed to have or share voting power and/or investment power with respect to the 1,709,593 shares of Common Stock beneficially owned by DLD.

Mr. Seaman is a principal of Chaswil, which is the investment manager of Ventures, a holder of Issuer securities. As a result of such position, Mr. Seaman has voting power and/or investment power with respect to such securities held by Ventures.

(b) The Reporting Persons and persons deemed to beneficially own shares held, or otherwise beneficially owned, by the Reporting Persons may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended. The Foundation, Ventures, Chaswil and Mr. Seaman expressly disclaim (i) that, for purposes of Section 13(d) or Section 13(g), they are a member of a group with respect to securities of the Issuer held by DLD, Mr. Arnold, Mr. Bailey or Ms. Williams and/or (ii) that they have agreed to act together with DLD, Mr. Arnold, Mr. Bailey or Ms. Williams as a group other than as described in this Schedule 13D. Each Reporting Person disclaims beneficial ownership with respect to all other shares of Common Stock other than those securities whereby such Reporting Person possesses sole voting power and sole dispositive power.

(c) Other than as described in Item 4 above, to the best knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

1. Joint Filing Agreement, dated April 24, 2006 (previously filed).

12.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 22, 2012

See Annex I for detailed information for the following persons.

ALBERT AND MARGARET ALKEK FOUNDATION		CHASWIL, LTD.

By:	/S/ Scott B. Seaman	By:	/S/ Charles A. Williams
	Scott B. Seaman		Charles A. Williams
	Executive Director		President

ALKEK & WILLIAMS VENTURES LTD.		DLD FAMILY INVESTMENTS, LLC

By:	/S/ Scott B. Seaman	By:	/S/ Laura Liang
	Scott B. Seaman		Laura Liang
	Attorney in Fact		Vice President

DANIEL C. ARNOLD		SCOTT B. SEAMAN

By:	/S/ Daniel C. Arnold	By:	/S/ Scott B. Seaman

JOE M. BAILEY		RANDA DUNCAN WILLIAMS

By:	/S/ Joe M. Bailey	By:	/S/ Randa Duncan Williams

13.

Annex I

Directors

Following is certain information concerning the directors of Albert and Margaret Alkek Foundation:

(a) Name:	Bobby R. Alford, MD

Principal Occupation and	Distinguished Service Professor
Present Employer:	Baylor College of Medicine

Employer’s Principal	One Baylor Plaza
Business Address:	Houston, TX 77030

Citizenship:	US

(b) Name:	Daniel C. Arnold

Principal Occupation and	Investments
Present Employer:	self-employed

Employer’s Principal	1001 Fannin, Suite 720
Business Address:	Houston, TX 77002-6707

Citizenship:	US

(c) Name:	Joe M. Bailey

Principal Occupation and	Investments
Present Employer:	self-employed

Employer’s Principal	P.O. Box 488
Business Address:	Flatonia, TX 78941

Citizenship:	US

(d) Name:	Paul Klotman, MD

Principal Occupation and	President
Present Employer:	Baylor College of Medicine

Employer’s Principal	One Baylor Plaza
Business Address:	Houston, TX 77030

Citizenship:	US

(e) Name:	Dan B. Jones, MD

Principal Occupation and	Professor and Chair, Dept. of Ophthalmology
Present Employer:	Baylor College of Medicine

Employer’s Principal	One Baylor Plaza
Business Address:	Houston, TX 77030

Citizenship:	US

14.

(f) Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd

Employer’s Principal	1100 Louisiana St., Suite 5250
Business Address:	Houston, TX 77002

Citizenship:	US

(g) Name:	Margaret V. Williams

Principal Occupation and	Philanthropist
Present Employer:	Retired

Employer’s Principal	3315 Del Monte Drive
Business Address:	Houston, TX 77019

Citizenship:	US

(h) Name:	Randa Duncan Williams

Principal Occupation and	President
Present Employer:	EPCO, Inc.

Employer’s Principal	1100 Louisiana St., 18th Floor
Business Address:	Houston, TX 77002

Citizenship:	US

Following is certain information concerning the sole manager of A & W Ventures GP LLC, the general partner of Alkek & Williams Ventures Ltd.:

Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd

Employer’s Principal	1100 Louisiana St., Suite 5250
Business Address:	Houston, TX 77002

Citizenship:	US

Following is certain information concerning the sole manager of Chaswil Management, L.L.C., the general partner of Chaswil Ltd.:

Name:	Charles A. Williams

Principal Occupation and	President
Present Employer:	Chaswil Ltd

Employer’s Principal	1100 Louisiana St., Suite 5250
Business Address:	Houston, TX 77002

Citizenship:	US

15.